UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No.   )*

electroCore, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

28531P103
(CUSIP Number)

Jay H. Knight
Barnes & Thornburg LLP
827 19th Avenue South, Suite 930
Nashville, Tennessee 37203-3447
(615) 621-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 28531P103

(1)	Names of reporting persons Charles Steve Theofilos, M.D.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States of America
Number of shares Beneficially owned by Each Reporting person with:	(7)	Sole voting power
326,437(1)
(8)	Shared voting power
85,973(2)
(9)	Sole dispositive power
326,437(1)
(10)	Shared dispositive power
85,973(2)
(11)	Aggregate amount beneficially owned by each reporting person 412,410(1)(2)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 6.9%(3)
(14)	Type of reporting person (see instructions) IN

(1) Includes 326,437 shares of Common Stock held by Dr. Theofilos directly pursuant to a self-directed IRA.
(2) Includes 85,973 shares of Common Stock held in a joint account with Dr. Theofilos’ spouse, Kathryn Theofilos.
(3) Based on 6,002,420 shares of Common Stock outstanding as of November 1, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2023.

CUSIP No. 28531P103

(1)	Names of reporting persons Kathryn Theofilos
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States of America
Number of shares Beneficially owned by Each Reporting person with:	(7)	Sole voting power
8,556(1)
(8)	Shared voting power
629,377(2)
(9)	Sole dispositive power
8,556(1)
(10)	Shared dispositive power
629,377(2)
(11)	Aggregate amount beneficially owned by each reporting person 637,933(1)(2)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.9%(3)
(14)	Type of reporting person (see instructions) IN

(1) Includes 8,556 shares of Common Stock held by Kathryn Theofilos directly.
(2) Includes (a) 85,973 shares of Common Stock held in a joint account with her spouse, Charles Theofilos, MD, (b) 153,168 shares of Common Stock held by Happy Holstein, LLLP, a Florida limited liability limited partnership, of which Happy Holstein Management, LLC is the general partner, of which Kathryn Theofilos is the manager, (c) 790 shares of Common Stock held by MCKT, LLC, a Florida limited liability company of which Kathryn Theofilos is the manager, (d) 6,142 shares held by Kathryn Theofilos’ adult children, over which she shares voting and dispositive power, (e) 113,114 warrants to purchase shares of Common Stock that were issued on August 2, 2023 (the “Prefunded Warrants”) that were immediately exercisable on a 1-for-1 basis into Common Stock at an exercise price of $0.001 per share, subject to the terms of the Prefunded Warrants, held by Happy Holstein Management, LLC, and (f) 270,190 warrants to purchase shares of Common Stock that were issued on August 2, 2023 (the “Warrants”) that will become exercisable on February 2, 2024 on a 1-for-1 basis into Common Stock at an exercise price of $4.35 per share, subject to the terms of the Warrants held by Happy Holstein Management, LLC. The share numbers in the preceding sentence represent the maximum number of shares of Common Stock issuable upon exercise of the Prefunded Warrants and the Warrants held by Happy Holstein Management, LLC as a result of the beneficial ownership limitations set forth in the Prefunded Warrants and the Warrants, as described below in Item 5).
(3) Based on 6,002,420 shares of Common Stock outstanding as of November 1, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2023, plus 113,114 shares of Common Stock issuable upon exercise of the Prefunded Warrants (as described in Item 4) and 270,190 shares of Common Stock issuable upon exercise of the Warrants (as described in Item 5) that are subject to the limitations on exercise described in Item 5. The share numbers in the preceding sentence represent the maximum number of shares of Common Stock issuable upon exercise of the Prefunded Warrants and the Warrants held by Happy Holstein Management, LLC as a result of the beneficial ownership limitations set forth in the Prefunded Warrants and the Warrants, as described in Item 5.

CUSIP No. 28531P103

(1)	Names of reporting persons Happy Holstein Management, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Florida
Number of shares Beneficially owned by Each Reporting person with:	(7)	Sole voting power
0
(8)	Shared voting power
536,472(1)
(9)	Sole dispositive power
0
(10)	Shared dispositive power
536,472(1)
(11)	Aggregate amount beneficially owned by each reporting person 536,472(1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 8.4%(1)(2)
(14)	Type of reporting person (see instructions) OO

(1) Includes (a) 153,168 shares of Common Stock held by Happy Holstein, LLLP, a Florida limited liability limited partnership, of which Happy Holstein Management, LLC is the general partner, of which Kathryn Theofilos is the manager, (b) 113,114 shares of Common Stock issuable upon exercise of the Prefunded Warrants (as described in Item 5 and subject to the limitations as described therein) held by Happy Holstein Management, LLC, and (c) 270,190 shares of Common Stock issuable upon the exercise of the Warrants (as described in Item 5 and subject to the limitations as described therein) held by Happy Holstein Management, LLC. The share numbers in the preceding sentence represent the maximum number of shares of Common Stock issuable upon exercise of the Prefunded Warrants and the Warrants held by Happy Holstein Management, LLC as a result of the beneficial ownership limitations set forth in the Prefunded Warrants and the Warrants, as described in Item 5.
(2) Based on 6,002,420 shares of Common Stock outstanding as of November 1, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2023, plus 113,114 shares of Common Stock issuable upon exercise of the Prefunded Warrants (as described in Item 4) and 270,190 shares of Common Stock issuable upon exercise of the Warrants (as described in Item 5) that are subject to the limitations on exercise described in Item 5. The share numbers in the preceding sentence represent the maximum number of shares of Common Stock issuable upon exercise of the Prefunded Warrants and the Warrants held by Happy Holstein Management, LLC as a result of the beneficial ownership limitations set forth in the Prefunded Warrants and the Warrants, as described in Item 5.

Explanatory Note

This Schedule 13D (this “Schedule 13D”) supersedes the Schedule 13G previously filed by (i) Charles Steve Theofilos, M.D.; (ii) Kathryn Theofilos; and (iii) Happy Holstein Management, LLC, a Florida limited liability company (collectively, the "Reporting Persons"), and is being filed as a result of the appointment of Charles S. Theofilos, M.D., as a new Class III member of the Board of Directors of the Issuer (as defined below) on December 8, 2023.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of electroCore, Inc. (the “Issuer”), a Delaware corporation. The Common Stock is listed on the Nasdaq Capital Stock Market (“Nasdaq”) under the symbol “ECOR.” The principal executive office of the Issuer is located at 200 Forge Way, Suite 205, Rockaway, NJ 07866.

Item 2. Identity and Background

(a)
The names of the Reporting Persons are (i) Charles Steve Theofilos, M.D.; (ii) Kathryn Theofilos; and (iii) Happy Holstein Management, LLC. Dr. Theofilos is a director of the Issuer. Kathryn Theofilos is Dr. Theofilos’ spouse. Happy Holstein Management, LLC is a Florida limited liability company, of which Kathryn Theofilos is the manager.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D and incorporated herein by reference, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

(b)	The business address of the Reporting Persons is 300 Village Square Crossing, Suite 102, Palm Beach Gardens, FL 33410.

(c)
Dr. Charles Theofilos is a retired neurosurgeon who founded The Spine Center in Palm Beach Gardens, FL in 1996. He also founded and serves as President of Theo Concepts, LLC and Founder of The Theo Group, a family office.

Kathryn Theofilos, Esq. is President/CEO of The Theo Group, a family office, and an attorney and manager-member of Theofilos Law, P.L.

The principal business of Happy Holstein Management, LLC is a personal asset holding and management company.

(d)	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Theofilos and Kathryn Theofilos are both citizens of the United States of America. Happy Holstein Management, LLC was formed under the laws of the State of Florida.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons’ acquisition of the Common Stock, Prefunded Warrants and Warrants disclosed in this Statement were made using the personal funds of the Reporting Persons.  Happy Holstein Management, LLC (of which Kathryn Theofilos is the manager), Happy Holstein, LLLP, a Florida limited liability limited partnership (of which Happy Holstein Management, LLC is the general partner), and Charles Steve Theofilos, M.D. participated as investors in the Issuer’s July 31, 2023 registered direct public offering and concurrent private placement. They purchased the following securities from the Issuer for an aggregate purchase price of $2.5 million: (i) 453,257 shares of Common Stock and the Prefunded Warrants to purchase 113,314 shares of Common Stock, and (ii) the Warrants to purchase up to 283,285 shares of Common Stock, the terms of which were described in a Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission (“SEC”) on July 31, 2023. The Issuer agreed to file a registration statement on Form S-1 with the SEC to cover the resale of certain securities issuable in connection with the private placement, which registration statement was declared effective by the SEC on August 31, 2023.

Item 4. Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock, the Prefunded Warrants, and the Warrants for investment purposes. On December 8, 2023, Charles S. Theofilos, M.D., was appointed as a new Class III member of the Board of Directors of the Issuer.

The Reporting Persons may, from time to time, acquire additional securities of the Issuer and retain or sell all or a portion of the Issuer's securities held by the Reporting Persons in open market transactions or in privately negotiated transactions.

As of the date hereof, and except as otherwise disclosed above, the Reporting Persons do not have any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's Articles of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Company

(a)-(b).
The ownership information below is based upon 6,002,420 shares of Common Stock outstanding as of November 1, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2023, plus, for purposes of Kathryn Theofilos and Happy Holstein Management, LLC: (i) 113,114 shares of Common Stock issuable upon exercise of the Pre-Funded Warrants and (ii) 270,190 shares of Common Stock issuable upon exercise of the Warrants, each of which are subject to the limitations on exercise described below. The share numbers in the preceding sentence represent the maximum number of shares of Common Stock issuable upon exercise of the Prefunded Warrants and the Warrants held by Happy Holstein Management, LLC as a result of the beneficial ownership limitations set forth in the Prefunded Warrants and the Warrants, as described below in footnote (2) below. Such percentage figures are calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Person	Total Shares Of Common Stock Beneficially Owned	Percent of Common Stock	Sole Voting Power	Shared Voting Power	Sole Power to Dispose	Shared Power to Dispose
Charles Steve Theofilos, M.D.	412,410 (1)	6.9%	326,437	85,973	326,437	85,973
Kathryn Theofilos	637,933 (2)	9.9%	8,556	629,377	8,556	629,377
Happy Holstein Management, LLC	536,472 (3)	8.4%	0	536,472	0	536,472
(1) Includes (a) 326,437 shares of Common Stock held by Dr. Theofilos directly pursuant to a self-directed IRA, and (b) 85,973 shares of Common Stock held in a joint account with his spouse, Kathryn Theofilos.
(2) Includes (a) 8,556 shares of Common Stock held by Kathryn Theofilos directly, (b) 85,973 shares of Common Stock held in a joint account with her spouse, Charles Theofilos, M.D., (c) 153,168 shares of Common Stock held by Happy Holstein, LLLP, a Florida limited liability limited partnership, of which Happy Holstein Management, LLC is the general partner, of which Kathryn Theofilos is the manager, (d) 790 shares of Common Stock held by MCKT, LLC, a Florida limited liability company of which Kathryn Theofilos is the manager, (e) 6,142 shares held by Charles Theofilos, M.D. and Kathryn Theofilos’ adult children, over which Kathryn Theofilos shares voting and dispositive power with the adult children, (f) 113,114 warrants to purchase shares of Common Stock that were issued on August 2, 2023 (the “Pre-funded Warrants”) that were immediately exercisable on a 1-for-1 basis into Common Stock at an exercise price of $0.001 per share, subject to the terms of the Pre-funded Warrants, held by Happy Holstein Management, LLC, and (g) 270,190 warrants to purchase shares of Common Stock that were issued on August 2, 2023 (the “Warrants”) that will become exercisable on February 2, 2024 on a 1-for-1 basis into Common Stock at an exercise price of $4.35 per share, subject to the terms of the Warrants held by Happy Holstein Management, LLC. The share numbers in the preceding sentence represent the maximum number of shares of Common Stock issuable upon exercise of the Prefunded Warrants and the Warrants held by Happy Holstein Management, LLC as a result of the beneficial ownership limitations set forth in the Prefunded Warrants and the Warrants, as described below in this footnote (2).

Subject to the Pre-Funded Warrant Beneficial Ownership Limitation described in the following sentence, the Pre-Funded Warrants are exercisable at any time by delivery of notice to the Issuer, and permit the holder to purchase Common Stock for $0.001 per share (as adjusted from time to time, as provided in the Pre-Funded Warrants). The Pre-Funded Warrants may not be exercised if the holder, together with its affiliates and any persons who are members of a Section 13(d) group with the holders, would beneficially own more than a designated percentage (the “Pre-Funded Warrant Beneficial Ownership Limitation”), which currently is 9.99%, of the number of shares of Common Stock outstanding immediately after giving effect to such exercise. A holder may increase or decrease the Pre-Funded Warrant Beneficial Ownership Limitation by written notice to the Issuer, provided that any such increase requires at least 61 days’ prior notice to the Issuer.
Subject to the Warrant Beneficial Ownership Limitation described in the following sentence, the Warrants are exercisable at any time by delivery of notice to the Issuer, and permit the holder to purchase Common Stock for $4.35 per share (as adjusted from time to time, as provided in the Warrants). The Warrants may not be exercised if the holder, together with its affiliates and any persons who are members of a Section 13(d) group with the holders, would beneficially own more than a designated percentage (the “Warrant Beneficial Ownership Limitation”), which currently is 9.99%, of the number of shares of Common Stock outstanding immediately after giving effect to such exercise. A holder may increase or decrease the Warrant Beneficial Ownership Limitation by written notice to the Issuer, provided that any such increase requires at least 61 days’ prior notice to the Issuer.
(3) Includes (a) 153,168 shares of Common Stock held by Happy Holstein, LLLP, a Florida limited liability limited partnership, of which Happy Holstein Management, LLC is the general partner, (b) 113,114 shares of Common Stock issuable upon exercise of the Pre-Funded Warrants (as described in footnote (2) above and subject to the limitations as described therein) held by Happy Holstein Management, LLC, and (c) 270,190 shares of Common Stock issuable upon the exercise of the Warrants (as described in footnote (2) above and subject to the limitations as described therein) held by Happy Holstein Management, LLC. The share numbers in the preceding sentence represent the maximum number of shares of Common Stock issuable upon exercise of the Prefunded Warrants and the Warrants held by Happy Holstein Management, LLC as a result of the beneficial ownership limitations set forth in the Prefunded Warrants and the Warrants, as described in footnote (2).

(c).

The Reporting Persons have not engaged in any transactions with respect to shares of Common Stock during the 60 days before the date of this filing.

(d).

To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein.

(e).

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

The information set forth under Items 2, 3, 4 and 5 of this Statement is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

1. Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on July 31, 2023)
2. Form of Common Warrant (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Issuer on July 31, 2023)
3. Securities Purchase Agreement, dated as of July 31, 2023 (Registered Direct) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on July 31, 2023)
4. Joint Filing Agreement, dated December 18, 2023, entered into by Dr. Charles Theofilos, Kathryn Theofilos and Happy Holstein Management, LLC.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2023

Dr. Charles Theofilos
/s/ Dr. Charles Theofilos
Kathryn Theofilos /s/ Kathryn Theofilos
Happy Holstein Management, LLC /s/ Kathryn Theofilos
Name: Kathryn Theofilos Title: Manager

Exhibit 4

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock, par value $0.001 per share, of electroCore, Inc. dated as of December 18, 2023 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: December 18, 2023

Dr. Charles Theofilos

/s/ Dr. Charles Theofilos

Kathryn Theofilos

/s/ Kathryn Theofilos

Happy Holstein Management, LLC

/s/ Kathryn Theofilos
Name: Kathryn Theofilos
Title: Manager